UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-75814-01

Hanover Compression Limited Partnership

(Exact name of registrant as specified in its charter)

12001 North Houston Rosslyn

Houston, Texas 77086

(281) 447-8787

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantee of 8.50% Senior Secured Notes Due 2008 of Hanover Equipment Trust 2001A

Guarantee of 8.75% Senior Secured Notes Due 2011 of Hanover Equipment Trust 2001B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Guarantee of 8.50% Senior Secured Notes Due 2008 of Hanover Equipment Trust 2001A—34

Guarantee of 8.75% Senior Secured Notes Due 2011 of Hanover Equipment Trust 2001B—41

Pursuant to the requirements of the Securities Exchange Act of 1934, Hanover Compression Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2004	By:	/s/ CHAD C. DEATON
Chad C. Deaton President and Chief Executive Officer